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SEC MAIL RECEIVED APR - 2 2002 PROCESSING SECTION

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-38372

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Computer Clearing Services, Inc.

Official Use Only

Firm ID No.

~~COMPUTER CLEARING CORP~~.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

801 N. Brand Blvd., Suite 1020
(No. and Street)

Glendale	California	91203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Worcester, Chief Financial Officer — (818) 242-9333
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

	350 South Grand Avenue	Los Angeles	California	90071
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

X Certified Public Accountant

_ Public Accountant

_ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Steve Worcester, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Computer Clearing Services, Inc. (the "Company") as of December 31, 2001 and for the year then ended, are true and correct. I further affirm that neither the Company nor any shareholder, officer or director has any proprietary interest in any account classified solely as that of a customer.

DEBORAH B. STONE
Commission # 1310064
Notary Public - California
Los Angeles County
My Comm. Expires Jun 22, 2005

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
(x)	(c)	Consolidated Statement of Operations
(x)	(d)	Consolidated Statement of Cash Flows
(x)	(e)	Consolidated Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors (Not Applicable)
(x)	( )	Notes to Financial Statements
(x)	(g)	Unconsolidated Computation of Net Capital (Alternative Method) for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Unconsolidated Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(i)	Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Unconsolidated Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Unconsolidated Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3)

COMPUTER CLEARING SERVICES, INC.
(SEC I.D. No. 8-38372)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Computer Clearing Services, Inc.:

We have audited the following consolidated statement of financial condition of Computer Clearing Services, Inc. and subsidiary (the "Company") (a wholly owned subsidiary of White Holdings) as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Computer Clearing Services, Inc. and subsidiary at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 29, 2002

COMPUTER CLEARING SERVICES, INC.
(A Wholly Owned Subsidiary of White Holdings)

SEC MAIL PROCESSING
RECEIVED
APR - 2 2002
WASH, D.C. 365 SECTION

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 4,482,728
Cash and qualified securities segregated for regulatory purposes	12,585,701
Receivables from customers	9,993,514
Securities owned, at fair value	555,755
Receivables from broker-dealers and clearing organizations	6,213,954
Deposits with clearing organizations	853,357
Furniture and equipment, net of accumulated depreciation of $749,234	334,236
Other assets	315,761
TOTAL	$ 35,335,006

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to customers	$ 31,094,841
Payables to correspondents	325,219
Clearing deposits payable	1,047,124
Payables to broker-dealers and clearing organizations	116,454
Accounts payable and other accrued expenses	531,324
Capital lease obligations	8,671
Total liabilities	33,123,633
COMMITMENTS AND CONTINGENCIES (Note 7)	
STOCKHOLDER'S EQUITY:	
Common stock, no par value; 5,000,000 shares authorized; 4,000,000 shares issued and outstanding	20,927,123
Accumulated deficit	(18,715,750)
Total stockholder's equity	2,211,373
TOTAL	$ 35,335,006

See accompanying notes to consolidated statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Computer Clearing Services, Inc. ("CCS" or the "Company"), a wholly owned subsidiary of Acument Holdings, Inc. (formerly known as White Holdings) (the "Parent"), was incorporated on March 13, 1995, operates as a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. In this capacity, it executes agency transactions for other broker-dealers (correspondents) on behalf of their customers. The Company believes its Parent will provide funding, if needed, for its operations for the year 2002.

Securities Systems Integration & Consulting ("SSIC") is a wholly owned subsidiary of CCS. SSIC provides financial information services to broker-dealers, including the sale and installation of telecommunications and hardware devices.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

Securities Transactions - Securities transactions and the related commission revenues and expenses are recorded on the settlement date, generally three business days after the transaction date. The financial statement effect of recording these transactions at the settlement date rather than the trade date is not significant. Securities owned are valued at fair value.

Furniture, Equipment and Related Depreciation - Furniture and equipment are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the underlying assets, which range from three to five years.

Receivables from and Payables to Customers - Customer receivable and payable amounts represent balances receivable from and payable to customers in connection with cash and margin transactions. The receivables are collateralized by customer securities, the value of which is not reflected in the consolidated statement of financial condition.

Payables to Correspondents - Payables to correspondents represent balances in connection with commissions charged to the correspondents' customers on securities transactions, less the fees charged by the Company for clearing the securities transactions.

Goodwill - Goodwill related to the purchase of the Company and SSIC was being amortized over 15 years and 10 years, respectively. The carrying amounts of goodwill were reviewed in 2001 and determined by management to be impaired; as such, the Company wrote off the remaining goodwill.

Clearing Deposits Payable - Clearing deposits payable consist of deposits made by each correspondent and held by the Company as collateral to offset any balances owed to the Company, should the correspondent terminate its clearing relationship.

Securities Owned - In the normal course of business, the Company's correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The primary component of securities owned is one publicly traded stock, which incurred in an unrealized loss of approximately $400,000 during the year.

Income Taxes - For the year ended December 31, 2001, the Company and its subsidiary are included in the consolidated financial income tax return filed by the Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis, and the amount of the current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the statement of financial condition for the changes in deferred tax liabilities or assets between years. A valuation allowance for deferred tax assets is established based upon the potential realization of such assets.

Use of Estimates - The preparation of the accompanying consolidated statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Estimated Fair Value of Financial Instruments - Management believes the amount presented for financial instruments on the consolidated statement of financial condition, consisting of cash equivalents, inventory, receivables from and payables to customers and to broker-dealers and clearing organizations, securities owned and pledged, payables to correspondents, and accounts payable and other accrued expenses, is a reasonable estimate of fair value.

3. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to broker-dealers are generally collateralized by securities, which result from the Company's normal clearing activities and consist of the following:

Receivables:	
Securities borrowed	$3,251,199
Securities failed to deliver	1,081,221
Net settlement with clearing organizations	1,881,534
	$6,213,954
Payables -	
Securities failed to receive	$ 116,454

Securities failed to deliver and receive represent the contract value of securities not delivered or received on the settlement date.

4. LINE OF CREDIT

The Company has two secured bank lines of credit under which the Company may borrow up to $25,000,000. The $15,000,000 line of credit has an interest rate equal to the Effective Fed Funds plus 1 percent and does not have an expiration date. The $10,000,000 line of credit incurs interest at a variable rate and expires May 2003. As of December 31, 2001, the lines of credit had zero balances.

5. RELATED-PARTY TRANSACTIONS

On December 31, 2001, the Company had liabilities of $117,658 and $21,507 for net commissions earned on customers of White Pacific Securities, Inc. and Thomas White & Co., respectively, which are wholly owned subsidiaries of the Parent.

6. STOCKHOLDER'S EQUITY

In June 2000, both the Company's Board of Directors and the Company's stockholder approved a Stock Option and Grant Plan (the "Plan") under which 700,000 shares of common stock will be granted to employees, officers, or other key personnel at a value determined by management to be fair value. Options granted under the Plan expire ten years from date of grant and are non-transferable.

The following table summarizes information about stock options outstanding as of December 31, 2001:

	Outstanding		Exercisable
Exercise Price	Number of Shares	Weighted-Average Remaining Contractual Life	Number of Shares
$0.40	400,000	$ 8.50	380,000

7. COMMITMENTS AND CONTINGENCIES

Capital and Operating Lease Commitments - The Company leases office facilities, furniture and equipment under noncancelable operating leases having terms through 2006. Aggregate minimum commitments under these leases are as follows:

Year Ending December 31	Capital Leases	Operating Leases
2002	$ 2,424	$ 327,199
2003	2,424	327,199
2004	2,424	310,015
2005	2,424	33,576
2006	202	5,317
Total future minimum lease payments	9,898	$1,003,306
Imputed interest	(1,227)	
Capitalized lease obligations	$ 8,671	

Brokerage Activities - The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligations to return customer securities pledged as collateral, the Company might be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Litigation - The Company has been named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these transactions will not have a material effect on its financial position or results of its operations.

8. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. Four of the Company's correspondents accounted for approximately 60 percent of the Company's total clearing revenue in 2001.

9. REGULATORY REQUIREMENTS

The Company is subject to the uniform net capital requirements of the Securities and Exchange Commission under Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The accounts of SSIC are not included in the unconsolidated computation of net capital. The Company computes its net capital requirements under the alternative method permitted by the Rule. This method requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions. At December 31, 2001, the Company had net capital of $1,182,628, which was $852,367 in excess of the amount required to be maintained.

At December 31, 2001, cash of $12,565,709 has been segregated in an interest-bearing special reserve bank account for regulatory purposes under Rule 15c3-3 of the Securities and Exchange Commission.

Several broker-dealers have chosen to maintain brokerage client accounts with the Company. To allow these broker-dealers to classify their assets held by the Company in their computation of net capital, the Company has agreed to perform a computation of reserve requirements for proprietary accounts of introducing brokers ("PAIB"). At December 31, 2001, the Company's PAIB reserve computation indicated that the Company did not have a PAIB reserve requirement. At December 31, 2001, the Company had cash of $19,992 on deposit to satisfy a reserve requirement.

* * * * * *

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

March 29, 2002

Computer Clearing Services
801 N. Brand Boulevard, Suite 1020
Glendale, California 91203

In planning and performing our audit of the consolidated statement of financial condition of Computer Clearing Services, Inc. and subsidiary (the "Company") as of December 31, 2001 (on which we issued our report dated March 29, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of statement of financial conditions in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP